As filed with the Securities and Exchange Commission on April 9, 2020

1933 Act File No. 333-221829

1940 Act File No. 811-23314

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. Post-Effective Amendment No. 8	[ ]
and	[X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 12	[X]

PIMCO Flexible Municipal Income Fund

(Exact name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(844) 312-2113

(Registrant’s Telephone Number, including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive
Newport Beach, California 92660

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

It is proposed that this filing will become effective:

☐immediately upon filing pursuant to paragraph (b)	☒on (April 27, 2020) pursuant to paragraph (b)
☐60 days after filing pursuant to paragraph (a)(1)	☐on (date) pursuant to paragraph (a)(1)
☐75 days after filing pursuant to paragraph (a)(2)	☐on (date) pursuant to paragraph (a)(2) of rule 486

If appropriate, check the following box:

☒	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File Nos. 333-221829 and 811-23314) (the “Registration Statement”) of PIMCO Flexible Municipal Income Fund (the “Registrant”) incorporates by reference the prospectuses and Statement of Additional Information that are contained in the Registrant’s Post-Effective Amendment No. 7, which was filed with the Securities and Exchange Commission on February 12, 2020. This Post-Effective Amendment No. 8 is filed solely for the purpose of designating April 27, 2020 as the new effective date of Post-Effective Amendment No. 7. This Post-Effective Amendment does not affect the currently effective prospectuses and Statement of Additional Information for the other series of the Registrant’s shares.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington in the District of Columbia on the 9th day of April, 2020.

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

	By:	Eric D. Johnson*
	Name:	Eric D. Johnson
	Title:	President
Name	Capacity	Date

Eric D. Johnson*	President	April 9, 2020
Eric D. Johnson	(Principal Executive Officer)

Bradley A. Todd*	Treasurer	April 9, 2020
Bradley A. Todd	(Principal Financial & Accounting Officer)

Sarah E. Cogan*	Trustee	April 9, 2020
Sarah E. Cogan

Deborah A. DeCotis*	Trustee	April 9, 2020
Deborah A. DeCotis

David N. Fisher*	Trustee	April 9, 2020
David N. Fisher

James A. Jacobson*	Trustee	April 9, 2020
James A. Jacobson

Hans W. Kertess*	Trustee	April 9, 2020
Hans W. Kertess

John C. Maney*	Trustee	April 9, 2020
John C. Maney

William B. Ogden, IV*	Trustee	April 9, 2020
William B. Ogden, IV

Alan Rappaport*	Trustee	April 9, 2020
Alan Rappaport

*By:	/s/ Adam T. Teufel
Adam T. Teufel as attorney-in-fact

*

Pursuant to powers of attorney filed as exhibits to the Fund’s Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-221829 and 811-23314 (June 28, 2019).